FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

July 27, 2005

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X                       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes                No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes                 No    X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                             No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Items

1.	Press Release regarding the resignation of Mr. Claudio Muñoz and the appointment of Mr. José Moles as Chief Executive Officer, dated July 21, 2005.

Item 1.

News Release
FOR IMMEDIATE RELEASE

For more Information Contact:

Sofía Chellew - Verónica Gaete M.José Rodríguez - Florencia Acosta Telefónica CTC Chile Tel: 562-691-3867, Fax: 562-691-2392 E-mail: schelle@ctc.cl - vgaete@ctc.cl mjrodri@ctc.cl - macosta@ctc.cl	Kevin Kirkeby The Global Consulting Group Tel: 646-284-9416 E-mail: kkirkeby@hfgcg.com

TELEFONICA CTC CHILE ANNOUNCES RESIGNATION OF MR. CLAUDIO MUÑOZ AND THE APPOINTMENT OF MR. JOSE MOLES AS CHIEF EXECUTIVE OFFICER

Santiago, Chile - July 21, 2005 - Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefónica CTC Chile" or the "Company") announced today that the Board of Directors accepted the resignation of its Chief Executive Officer, Mr. Claudio Muñoz Zúñiga, effective as of August 31, 2005. As his replacement and starting on September 1, 2005, the Board appointed Mr. José Moles Valenzuela, currently General Director of Telefónica Móviles in Mexico and who also served as General Manager of Telefónica Móviles de Chile S.A. from 2000 to 2003.

Additionally, Mr. Muñoz has been appointed to head Telefónica Empresas América, based in Madrid, Spain. Claudio Muñoz joined Telefónica CTC Chile in 1986 and has held various financial and accounting positions leading to his appointment as CEO in May of 1999. As such, he has faced significant challenges, such as the tariff setting processes of 1999 and 2004, and has led the Company towards its current client segmentation approach, its focus on the development of broadband and new services, as well as its current solid financial position.

The Board welcomed Mr. Moles and expressed its appreciation to Mr. Muñoz for his dedication, professionalism and contributions throughout his tenure at Telefónica CTC Chile and extended best wishes as well as continued success in his new responsibilities.

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, broadband services, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, and value-added services.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the year. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2005

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By: /s/ Julio Covarrubias F.
Name: Julio Covarrubias F.
Title: Chief Financial Officer